April 17, 2020
Via E-mail

Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

       Re:     TEGNA Inc.
               Soliciting Material filed pursuant to Rule 14a-12
               Filed April 13, 2020
               File No. 001-06961

Dear Mr. Kirman:

       We have reviewed the above-referenced filing and have the following comments.

DEFA14A Filed April 13, 2020

1. We note your response to prior comment 3 in our letter dated April 6, 2020. We further note more recent statements in your filing that Mr. Kim `is alarmingly inattentive to detail." The basis for this statement appears to be that one of Standard General's candidates withdrew as a nominee due to a pre-existing contractual restriction. Absent your ability to provide reasonable factual support for the assertion that this candidate's nomination and subsequent withdrawal resulted from Mr. Kim's diligence or lack thereof, please revise to remove this statement.

2. Please revise the statement in slide 27 alleging a "clear violation of SEC proxy rules" given that the subject filing was a preliminary proxy statement.

                                              *   *   *

      Please direct any questions to me at (202) 551-7951. You may also contact Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions